July 31, 1996


QUARTERLY REPORT TO THE LIMITED PARTNERS
OF DSI REALTY INCOME FUND VI


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended June 30, 1996. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended June 30, 1996 and 1995, total revenues increased 1.0% from $619,822 to $626,049 and total expenses decreased 1.7% from $360,978 to $354,950. As a result, net income increased 4.7% from $258,844 for the three month period ended June 30, 1995, to $271,099 for the same period in 1996. The revenue increase can be primarily attributed to an increase in rental income as a result of higher unit rental rates. Occupancy levels for the Partnership's six mini-storage facilities averaged 85.1% for the three month periods ended June 30, 1996, compared to 85.4% for the same period in 1995. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses decreased approximately $6,900 (2.2%) primarily due to decreases in yellow page advertising and maintenance and repair expenses partially offset by an increase in real estate tax expense.
General and administrative expenses remained relatively constant during the three month periods ended June 30, 1996 and 1995.

For the six month periods ended June 30, 1996, and 1995, total revenues increased 1.4% from $1,234,411 to $1,251,097 and total expenses increased 2.6% from $707,267 to $725,847. As a result, net income decreased 0.4% from $527,144 for the six months ended June 30, 1995, to $525,250 for the same period in 1996. The reason for the increase in revenues is the same as discussed above for the three month period. Operating expenses increased approximately $15,700 (2.7%) primarily due to an increase in real estate tax expense and salaries and wages partially offset by a decrease in yellow pages advertising and maintenance and repair expenses. General and administrative expenses remained relatively constant during the six month periods ended
June 30, 1996 and 1995.

The General Partners plan to continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund VI, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI Realty Income Fund VI
                              By: DSI Properties, Inc., as
                              General Partner



                              By___\s\ Robert J. Conway_______
                              ROBERT J. CONWAY, President